

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2022

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

>   **Re: Biotech Acquisition Company**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed April 18, 2022**
>   **File No. 333-263577**

Dear Dr. Shleifer:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-4 filed April 18, 2022

Questions and Answers for Shareholders of BAC
May BAC's Sponsor or its affiliates purchase public shares or warrants prior to the Meeting?, page xxviii

1.   We note your disclosure in this section which contemplates incentive arrangements that may be entered into through which BAC's Sponsor and/or its respective affiliates may purchase shares and/or warrants from investors, or may enter into transactions with such investors and others to provide them with incentives to acquire BAC ordinary shares or vote their shares in favor of the Business Combination Proposal, which may result in the Business Combination being approved in circumstances where such approval could not otherwise be obtained. We also note that such arrangements may include the granting of put options to protect such investors or holders against potential loss in the value of their shares. In these circumstances you state that you would file a Form 8-K to disclose the terms of such arrangements. Please provide an analysis supporting your determination that

a post-effective amendment to the Form S-4 would not be required.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Baumann